PERLEGEN
SCIENCES
2021 Stierlin Court
Mountain View, CA 94043
650-625-4500



April 30, 2007
                                                                    VIA EDGAR


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C.  20549


Attn:    Jeffrey Riedler, Assistant Director

                Re:     Perlegen Sciences, Inc.
                        Registration Statement on Form S-1
                        File No. 333-133120

Dear Mr. Riedler:

         In accordance with Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Perlegen Sciences, Inc. (the "Registrant" or the "Company") hereby respectfully requests that our application for withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits thereto, be deemed effective as of this date (or as soon thereafter as practicable), on the ground that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

         This registration statement was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on April 10, 2006, in connection with a proposed initial public offering of the Registrant's common stock, par value $0.001, and has not been amended since that date. A preliminary prospectus was never distributed to prospective investors; no marketing activities otherwise have occurred; the registration statement has not been declared effective; and no securities have been sold under this registration statement. The Company does not have (and has never had) any publicly traded debt or equity securities outstanding.

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         In or about May 2006, the Registrant's Board of Directors (the "Board")
determined not to proceed with the offering. At that time, the lead underwriters advised the Company that marketing activities should be postponed pending the outcome of certain genetic studies in connection with an important, ongoing research initiative. Coincidentally with this development, work on an amendment to the above-referenced registration statement was suspended in light of information that the Company's senior finance staff provided to the Company's outside auditor, and then the Audit Committee of the Board. More specifically, the Audit Committee was advised that, in early 2005, the Company had billed the government in order to recover approximately $1.3 million of costs for materials that the Company had purchased for use in connection with a government contract but that were not properly recoverable; but that the Company had voluntarily reversed the billing, and had credited the government for the full amount of the costs shortly thereafter in 2005. The Audit Committee engaged special independent outside counsel to investigate and report to the Committee. The independent investigation confirmed the foregoing. The Audit Committee then recommended, and the Board agreed, to enhance and strengthen controls relating to government contracting activities, as well as the Company's overall internal control and compliance environment, including changes in operating and financial reporting management, structure and personnel.

         The Company has advised the relevant Government contracting agency of the foregoing, and continues to perform under the contract in question, as well as additional contracts and grants under the aegis of that agency.

         Accordingly, and because of the uncertainties of market conditions, the Company at this time has decided to seek to withdraw the above-referenced registration statement.

         The Registrant reserves the right to undertake one or more future exempt private offerings in reliance on Rule 155(c) under the 1933 Act. Further, we respectfully request that all fees paid to the Commission in connection with the filing of this registration statement be credited for future use pursuant to Rule 457 under the Act.

         Thank you for your consideration of this request. If you have any questions with respect to this request, please call Irwin Warren, Esq. of Weil, Gotshal & Manges LLP, at (212) 310-8648.


                                             Sincerely,

                                             PERLEGEN SCIENCES, INC.

                                             /s/ Stephen Fodor

                                             Stephen P.A. Fodor, Ph.D.
                                             Chairman of the Board